Exhibit 99.1

O2 Micro Reports First Quarter Financial Results

GEORGE TOWN, Grand Cayman, April 29, 2009. O2Micro® International Limited (NASDAQ®: OIIM; SEHK: 0457), a leading supplier of innovative power management and security components, reported its financial results today for the first quarter ended March 31, 2009.

Financial Results for the First Quarter ending 3/31/2009:

Net sales in the first quarter of 2009 were $23.1 million. Sales exceeded our expectations, although they declined by 38.5% from the comparable year-ago quarter. The decline in sales reflects the global economic slowdown and the corresponding impact on our business.

The GAAP gross margin was 55.5% in Q1 2009 and also exceeded our expectations. The gross margin fell from 58.5% in the year-ago period due to the fixed component of this expense relative to total revenue.

GAAP operating expenses were $16.8 million. These expenses were comprised of $8.0 million in R&D expenses, and $8.8 million in SG&A expenses. Both R&D and SG&A spending were at the low-end of our targeted ranges. In addition, the operating expenses were lower than the Q1 2008 period when the company recorded $19.8 million of expense, including $9.8 million of R&D and $12.0 million of SG&A spending, as well as $2.0 million of offset from litigation income.

During the first quarter of 2009, we reported a GAAP operating loss of $3.9 million, compared with operating income of $2.2 million in the year-ago quarter. The loss in the recent quarter was smaller than expected due to higher revenue, higher gross margin, and lower expenses.

Our GAAP net loss in Q1 2009 was $3.5 million, compared with net income of $2.2 million in the year-ago quarter. The net loss we reported in Q1 2009 was also smaller than we had expected due to the same drivers as our operating income. The GAAP loss per ADS was $0.10 in Q1 2009 and GAAP net income per ADS was $0.06 in Q1 2008.

Supplementary Data:

As of March 31, 2009, O2Micro had unrestricted cash and short-term investments of $105.5 million, or $2.87 per fully diluted ADS. Net accounts receivable was $12.1 million, and there were 44 days sales outstanding in accounts receivable at the end of the first quarter. Inventory was $13.0 million and turned over 2.8 times in the first quarter.

As of March 31, 2009, O2Micro headcount consisted of 845 employees, of which 564 are engineers. This headcount was down from 876 employees at the end of the fourth quarter of 2008.

Management Commentary:

Sterling Du, Chairman and CEO, commented, “We have adapted to the reset in global business activity and we are continuing to deliver the best-in-class technology to major OEM customers.” He continued, “At the same time, we are laser-focused on successfully bringing key new products to market in the battery, DC/DC, and Internet security segments. We are continuing to invest our R&D dollars in several young product lines and we are seeing early signs of success with them.”

Conference Call: O2Micro will hold its first quarter conference call at 5:00 a.m. PDT, 8:00 a.m. EDT, and 8:00 p.m. Hong Kong time. You may participate using the following dial-in information.

In the US and CANADA:	888-389-5979, pass code #3193459
In HONG KONG:	800-968-103, pass code #3193459
Other INTERNATIONAL participants:	719-325-2204, pass code #3193459

A replay of the call will be available by phone until May 6th using the following dial-in information.

In the US and CANADA:	888-203-1112, pass code #3193459
In HONG KONG:	800-901-108, pass code #3193459
Other INTERNATIONAL participants:	719-457-0820, pass code #3193459

A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the website for one week.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management and security components for the Computer, Consumer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, and SmartCardBus® products.

O2Micro International maintains an extensive portfolio of intellectual property with 11,830 patent claims granted, and over 14,000 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

O2Micro, the O2Micro logo, SmartCardBus, and combinations thereof are registered trademarks of O2Micro. All other trademarks are the property of their respective owners.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. They include statements regarding O2Micro’s future growth, long term profitability, increases in shareholder value, introduction of innovative technologies, expansion of O2Micro’s product and patent portfolios, legal expenditures, litigation activity and other statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the Form F-1 in connection with the company’s initial public offering in August 2000, Form F-3 in connection with the company’s public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contact Information:

Gary E. Abbott

Director of Investor Relations, O2 Micro

Phone: 408.987.5920, x8888

Email: gary.abbott@o2micro.com

O2Micro International Limited and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Unaudited)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended March 31,
	2009	2008
NET SALES	$23,110	$37,556
COST OF SALES	10,286	15,596

GROSS PROFIT	12,824	21,960

OPERATING EXPENSES (INCOME)
Research and development (1)	7,984	9,756
Selling, general and administrative (1)	8,783	12,021
Litigation income	—	(2,000)

Total Operating Expenses	16,767	19,777

INCOME (LOSS) FROM OPERATIONS	(3,943)	2,183

NON-OPERATING INCOME
Interest income	444	670
Foreign exchange gain (loss)	487	(114)
Other – net	(11)	13

Total Non-operating Income	920	569

INCOME (LOSS) BEFORE INCOME TAX	(3,023)	2,752
INCOME TAX EXPENSE	518	492

NET INCOME (LOSS)	(3,541)	2,260
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	(644)	2,010
Unrealized gain (loss) on available-for-sale securities	1,503	(2,864)
Unrealized pension gain	1	—

Total Other Comprehensive Income (Loss)	860	(854)

COMPREHENSIVE INCOME (LOSS)	$(2,681)	$1,406

EARNINGS (LOSS) PER SHARE:
Basic	$(0.0019)	$0.0012

Diluted	NA	$0.0012

EARNINGS (LOSS) PER ADS
Basic	$(0.10)	$0.06

Diluted	NA	$0.06

SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,838,683	1,894,334

Diluted (in thousands)	NA	1,903,655

ADS UNITS USED IN EARNINGS PER ADS CALCULATION:
Basic (in thousands)	36,774	37,887

Diluted (in thousands)	NA	38,073

(1) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:

Research and development	$282	$258
Selling, general and administrative	$489	$415

O2Micro International Limited and Subsidiaries

Consolidated Balance Sheets

(In Thousand U.S. Dollars, Except Share Amounts)

	March 31, 2009	December 31, 2008
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$37,755	$31,844
Restricted cash	1,151	1,153
Short-term investments	67,747	72,344
Accounts receivable – net	12,109	10,578
Inventories	12,950	16,388
Prepaid expenses and other current assets	2,614	2,314

Total Current Assets	134,326	134,621
LONG-TERM INVESTMENTS	14,689	13,199
PROPERTY AND EQUIPMENT – NET	33,384	34,353
OTHER ASSETS
Restricted assets – net	1,361	1,411
Intangible assets	4,763	4,929
Other Assets	4,551	4,760

TOTAL ASSETS	$193,074	$193,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	$5,074	$4,120
Income tax payable	443	226
Accrued expenses and other current liabilities	8,670	8,269

Total Current Liabilities	14,187	12,615
OTHER LONG-TERM LIABILITIES
Accrued pension liabilities	513	553
FIN 48 tax liabilities	302	302
Other liabilities	23	23

	838	878
Total Liabilities	15,025	13,493

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share Authorized – 250,000,000 shares	—	—
Ordinary shares at $0.00002 par value per share Authorized – 4,750,000,000 shares Issued – 1,839,591,200 and 1,832,788,400 shares as of March 31, 2009 and December 31, 2008, respectively	37	37
Additional paid-in capital	142,734	141,784
Retained earnings	33,205	36,746
Accumulated other comprehensive income	2,073	1,213

Total Shareholders’ Equity	178,049	179,780

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$193,074	$193,273